                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 18)



                          The Chalone Wine Group, Ltd.
                          ----------------------------
                                (NAME OF ISSUER)


                           Common Stock (no par value)
                           ---------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    157639105
                                    ---------
                                 (CUSIP NUMBER)


                            Michael A. Varet, Esquire
                        Piper Marbury Rudnick & Wolfe LLP
                           1251 Avenue of the Americas
                          New York, New York 10020-1104
                                 (212) 835-6250
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           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                      RECEIVE NOTICES AND COMMUNICATIONS)


                                November 26, 2001
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


--------------------------------------------------------------------------------
        IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(b)(3) OR (4), CHECK THE FOLLOWING BOX: [ ]

                         (CONTINUED ON FOLLOWING PAGES)


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
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        CUSIP NUMBER:  157639105

(1)     NAME OF REPORTING PERSON:   DOMAINES BARONS DE ROTHSCHILD (LAFITE)
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):


---------------------------------------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                            (a) [ ]
                                                                                                    (b) [X]
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(3)     SEC USE ONLY

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(4)     SOURCE OF FUNDS

        WC

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(5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                     [ ]

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(6)     CITIZENSHIP OR PLACE OF ORGANIZATION

        France

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NUMBER OF                       (7)    SOLE VOTING POWER
SHARES                                       5,511,103

                        ---------------------------------------------------------------------------------------
BENEFICIALLY OWNED BY           (8)    SHARED VOTING POWER
                                             0

                        ---------------------------------------------------------------------------------------
EACH                            (9)    SOLE DISPOSITIVE POWER
                                             5,511,103
REPORTING
                        ---------------------------------------------------------------------------------------
PERSON                          (10)   SHARED DISPOSITIVE POWER
                                             0
WITH
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        (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    5,511,103
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        (12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


---------------------------------------------------------------------------------------------------------------
        (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                45.7%
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        (14)    TYPE OF REPORTING PERSON

                CO
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


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        This amends the Statement on Schedule 13D, dated April 19, 1989, as amended by Amendment Nos. 1 through 17 (the "Schedule 13D"), previously filed with the Securities and Exchange Commission by Domaines Barons de Rothschild (Lafite) (the "Reporting Person") with respect to its beneficial ownership of common stock, no par value, of The Chalone Wine Group, Ltd., a California corporation.

        ITEM 1.  SECURITY AND ISSUER.

        This statement relates to the Common Stock, no par value (the "Common Stock") of the Chalone Wine Group, Ltd., a California corporation (the "Company"). The address of the Company's principal executive office is 621 Airpark Road, Napa, California 94585-6272.

        ITEM 2.  IDENTITY AND BACKGROUND

        Response unchanged.

        ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Response unchanged.

        ITEM 4.  PURPOSE OF TRANSACTION.

        Item 4 of the Schedule 13D is supplemented as follows:

        All of the shares of Common Stock acquired by the Reporting Person pursuant to all previously reported transactions and the transaction which is the subject of this Amendment were acquired for investment.

        On September 14, 2001, the Company filed a registration statement with the Securities and Exchange Commission relating to a rights offering to its shareholders (as amended on October 10, 2001, the "Registration Statement"). As described in the Registration Statement, pursuant to the rights offering the Company offered a total of 1,764,705 shares of its Common Stock, or one subscription right for every 5.8375077 shares of Common Stock owned on October 22, 2001. Each right entitled the holder to acquire one share of Common Stock at a subscription price of $8.50 per share.

        Pursuant to an Agreement (the "Subscription Agreement") (a copy of which was filed as Exhibit 2 to Amendment No. 17 to the Schedule 13D filed on September 17, 2001), the Reporting Person and SFI International Ltd. ("SFI") each agreed to exercise all of the rights they received in the rights offering as shareholders of the Company. The Reporting Person and SFI also agreed that, if not all shareholders exercised their rights pursuant to the rights offering, the Reporting Person and SFI would each oversubscribe (pro rata as between the Reporting Person and SFI) to the rights offering so that they would acquire all shares of Common Stock not purchased by other rights holders in the rights offering. The Subscription Agreement was amended by an Amended Agreement entered into among the


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Company, the Reporting Person and SFI on October 9, 2001 (the "Amended
Agreement") (a copy of which is attached hereto as Exhibit 1). The Amended Agreement reflected the change in the subscription price for rights offered in the rights offering from $10 per share to $8.50 per share. The Reporting Person exercised its subscription and oversubscription privileges to purchase an aggregate of 930,277 shares in the rights offering.

        Other than as described above, the Reporting Person does not have any other present plans or intentions which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

        ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        (a)     Item 5(a) of the Schedule 13D is supplemented as follows:

        As of November 26, 2001, the Reporting Person beneficially owned an aggregate of 5,511,103 shares of Common Stock. The shares of Common Stock beneficially owned by the Reporting Person represent 45.7% of the Common Stock outstanding, based on a total of 12,067,452 shares of Common Stock outstanding on November 26, 2001 (as reported to the Reporting Person by the Company).

        The Reporting Person may be deemed to be a member of a "group" within the meaning of Rule 13d-5(b)(1) under the Exchange Act as a result of the Voting Agreement dated August 31, 2001 between the Reporting Person and SFI (a copy of which was filed as Exhibit 1 to Amendment No. 17 to the Schedule 13D filed on September 17, 2001) (the "Voting Agreement"). Based on information provided to the Reporting Person by SFI, SFI beneficially owns 2,146,385 shares of Common Stock, representing 17.8% of the outstanding shares of such class. As a result, to the knowledge of the Reporting Person, members of the group which may be deemed to exist by virtue of the Voting Agreement would beneficially own an aggregate of 7,657,488 shares of Common Stock, representing approximately 63.5% of the total number of shares of such class.

        (b)     Response unchanged.

        (c) Pursuant to the rights offering described in Item 4, on November 26, 2001, the Reporting Person acquired 930,277 shares of Common Stock at $8.50 per share for a total consideration of $7,906,929.50.

        (d)     Not applicable.

        (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Item 6 of the Schedule 13D is supplemented as follows:

        Reference is made to Item 4 above for a description of the provisions of the Amended Agreement.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit No.                Description
        -----------                -----------
               1                   Amended Agreement dated October 9, 2001 among
                                   the Company, the Reporting Person and SFI
                                   (filed herewith)

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


        Dated:  December 6, 2001



                                             DOMAINES BARONS DE
                                             ROTHSCHILD (LAFITE)



                                             By:   /s/ Michael A. Varet
                                                 -------------------------------
                                                   Michael A. Varet
                                                   Attorney-in-Fact